UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*+

Shake Shack Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

819047 101

(CUSIP Number)

Daniel H. Meyer

c/o Shake Shack Inc.

225 Varick Street

Suite 301

New York, NY 10014

May 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

+ Represents (i) Amendment No. 10 to the Schedule 13D filed by Daniel H. Meyer and (ii) Amendment No. 8 to the Schedule 13D filed by the Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12, now known as the DHM 2012 Gift Trust U/A/D 10/31/12.

CUSIP No. 819047 101	Schedule 13D/A

1	Names of Reporting Persons.
Daniel H. Meyer(1)
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
3	SEC Use Only

4	Source of Funds

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
590,691
	8	Shared Voting Power
3,166,363(2)
	9	Sole Dispositive Power
590,691
	10	Shared Dispositive Power
3,166,363(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,757,054
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
9.2%
14	Type of Reporting Person
IN

(1)	Includes securities held by the Daniel H. Meyer Investment Trust dated 5/15/92 of which Mr. Meyer serves as the grantor, trustee and beneficiary.
(2)	Consists of securities held by the DHM 2012 Gift Trust U/A/D 10/31/12, formerly the Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12.

CUSIP No. 819047 101	Schedule 13D/A

1	Names of Reporting Persons.
DHM 2012 Gift Trust U/A/D 10/31/12(1)
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
3	SEC Use Only

4	Source of Funds

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Illinois
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
—
	8	Shared Voting Power
3,166,363
	9	Sole Dispositive Power
—
	10	Shared Dispositive Power
3,166,363
11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,166,363
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
7.7%
14	Type of Reporting Person
OO

(1)	Audrey Meyer, Mr. Meyer's wife, and Michael C. McQuinn are the Trustees of the DHM 2012 Gift Trust U/A/D 10/31/12.

CUSIP No. 819047 101	Schedule 13D/A

Preliminary Note

This filing, dated May 30, 2023 (this "Amendment"), amends and supplements the Schedule 13Ds initially filed on February 17, 2015 for each of Daniel H. Meyer and the Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12, now known as the DHM 2012 Gift Trust U/A/D 10/31/12 (the “Gift Trust”) (as amended and supplemented to date, the "Schedule 13Ds") relating to shares of Class A common stock, $0.001 par value per share (the "A-Common"), of Shake Shack Inc. (the "Issuer"). Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13Ds.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13Ds is amended and restated in its entirety as follows:

(a)-(b)

The aggregate percentage of shares of A-Common reported to be beneficially owned by the Reporting Persons is based upon a total of 39,405,023 shares of A-Common outstanding, which is the total number of shares of Class A common stock told by the Issuer to the Reporting Persons to be outstanding as of May 15, 2023.

At the close of business on May 24, 2023, the Reporting Persons may be deemed to beneficially own 3,757,054 shares of A-Common in the aggregate, constituting approximately 9.2% of the shares of A-Common outstanding, as set forth in further detail below:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
DANIEL H. MEYER(1)	3,757,054	9.2%	590,691(3)	3,166,363	590,691	3,166,363
DANIEL H. MEYER 2012 GIFT TRUST U/A/D 10/31/12(2)	3,166,363(4)	7.7%	—	3,166,363	—	3,166,363

(1)	Includes securities held by the Daniel H. Meyer Investment Trust d/t/d 5/15/92, of which Mr. Meyer serves as the grantor, trustee and beneficiary, and securities held by the Gift Trust. Mr. Meyer disclaims beneficial ownership of the securities held by the Gift Trust.
(2)	Audrey Meyer, Mr. Meyer's wife, and Michael C. McQuinn are the Trustees of the Gift Trust.
(3)	Consists of 577,348 shares of A-Common,10,254 shares of A-Common subject to stock options, and 3,089 restricted stock units that vest within the next 60 days.
(4)	Consists of 1,861,057 shares of Class B common stock that can be converted to shares of A-Common, and 1,305,306 shares of A-Common.

(c)	The Reporting Persons have not engaged in any transaction with respect to shares of A-Common in the past sixty days.
(d)	None.
(e)	Not applicable.

CUSIP No. 819047 101	Schedule 13D/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13Ds is hereby amended and supplemented as follows:

On May 15, 2023, the Issuer, the Reporting Persons and other signatories party thereto entered into Amendment No. 4 (“Amendment No. 4”) and Amendment No. 5 (“Amendment No. 5”) to the Stockholders Agreement, dated as of February 4, 2015, as amended (the “Stockholders Agreement”). Pursuant to Amendment No. 4, certain persons were removed as parties to the Stockholders Agreement. Pursuant to Amendment No. 5, the rights of the Reporting Persons under the Stockholders Agreement relating to the designation of directors were modified to reduce the number of director designees to which the Reporting Persons are entitled under the Stockholders Agreement to three, modify the potential stepdown of the related rights in the future as set forth in Amendment No. 5, and provide that the rights of the Reporting Persons to designate any directors of the Company will terminate immediately after the Company’s 2025 annual meeting of stockholders.

Amendment No. 4 and Amendment No. 5 are filed as Exhibit 7.19 and 7.20.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

7.19.	Amendment No. 4 to Stockholders Agreement, dated and effective as of May 15, 2023, by and among Shake Shack Inc., SSE Holdings, LLC, the Reporting Persons and the LGP Stockholders. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Shake Shack Inc. on May 16, 2023)
7.20	Amendment No. 5 to Stockholders Agreement, dated and effective as of May 15, 2023, by and among Shake Shack Inc., SSE Holdings LLC and the Reporting Persons (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Shake Shack Inc. on May 16, 2023)

CUSIP No. 819047 101	Schedule 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2023	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Daniel H. Meyer

Dated: May 30, 2023	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for DHM 2012 Gift Trust U/A/D 10/31/12